FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES FOURTH QUARTER 2007 OPERATING RESULTS
Quarterly Revenues Increase 71% and Annual Revenues Increase 47.4% from Prior-Year Periods

Rockville, MD - March 27, 2008 - VUANCE, Ltd. (NASDAQ and Euronext: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, today announced its operating results for the fourth quarter and the full year of 2007.

Recent Business Highlights

•	Fourth quarter revenues increased 71%, to $4.1 million, when compared with the prior-year period.
•	Fourth quarter gross profit increased 73%, to $2.1 million, when compared with the prior-year period.
•
During the fourth quarter, the August acquisition of Milwaukee based Security Holding Corp ("SHC") was fully integrated into the Company. It was the first full quarter for which its finances were recognized as part of VUANCE. In addition, the sales teams have now been fully integrated into a reorganized and market-focused sales team.

•	A pilot program by Anglo America’s Chilean copper mines to increase safety and productivity was completed and VUANCE’s Active RFID solutions are now being implemented in other mines.
•	VUANCE’s announced how its Active RFID and electronic access control products offered a set of solutions for Charlotte Country Florida Airport in Punta Gorda, and other airports in the future.
•	VUANCE’s AAID Security Solutions President, Pete Martin, was selected as an Influential Security Industry Vendor by Security Magazine.

Fourth Quarter and Year Ended 2007 Operating Results

Revenues for the quarter ended December 31, 2007 increased 71% to $4.1 million compared with revenues of $2.4 million in the fourth quarter of 2006. For the year ended December 31, 2007, revenues increased 47.4% to $13 million versus $8.8 million in 2006.

Gross profit increased 73% to $2.1 million in the most recent quarter, versus $1.2 million in the three months ended December 31, 2006. For the year ended December 31, 2007, gross profit increased 38.9% to $7.4 million, compared with $5.3 million for the year ended December 31, 2006.

The Company reported a net loss of $6.1 million, or $(1.19) per share, in the three months ended December 31, 2007, compared with a net income of $7.9 million, or $1.90 per diluted share, in the fourth quarter of 2006. A net loss of $11.3 million, or $(2.57) per share, was recorded during the full year 2007, versus a net income of $5.4 million, or $1.32 per diluted share, in 2006. A significant amount of the net loss in the fourth quarter of 2007 reflected a permanent reduction in the value of the shares of On Track Innovation (NASDAQ: OTIV).

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation, amortization of intangibles assets related to SHC acquisition and Beneficial Conversion Feature (hereinafter "BCF") of convertible bonds of $461,000, the Company’s net loss totaled $5.6 million, or $(1.10) per share, in the fourth quarter of 2007, versus a non-GAAP net income of $8.1 million, or $1.94 per diluted share, in the three months ended December 31, 2006. Non-cash stock-based compensation and BCF of convertible bonds of $184,000 was recorded in the fourth quarter of 2006. Excluding non-cash stock-based compensation, amortization of intangibles assets related to SHC acquisition, onetime expenses and BCF of convertible bonds of $1.6 million the Company’s non-GAAP net loss totaled $9.7 million, or $(2.21) per share, in the year ended December 31, 2007, compared with a non-GAAP net income of $5.8 million, $1.41 per diluted share, in the previous year. Non-cash stock-based compensation and BCF of convertible bonds of $391,000 was recorded in 2006.

Management Comments

“We are pleased to report that revenue and gross profits increased 71% and 73%, respectively, in the fourth quarter of 2007 and 47% and 39% for the year as a whole when compared with the prior-year periods. This demonstrates that re-positioning the Company to focus on selling within the more stable US market can create a solid business model for VUANCE,” stated Eyal Tuchman, Chief Executive Officer of VUANCE Ltd. “Indeed, the numbers were in line with management’s expectations.”

“The fourth quarter net loss was higher than a year earlier, reflecting (1) the need to recognize the significant price decrease of OTI shares, (2) the impact of SHC consolidation, and (3) higher selling and marketing expenses related to our focus on providing Real-time Location, Electronic Access Control, and Incident Response Management Solutions within select vertical markets within the United States. The annual net loss was higher for these reasons as well as the substantial additional costs related to the two completed acquisitions during 2007.”

“This was a significant quarter for VUANCE, as we began executing management’s plan to grow revenues in the United States by acquiring synergistic companies that can increase our sales power. With the integration now in place, we can focus on our goals of increasing our share of the market for long-range active RFID, electronic access control, credentialing and incident response management systems within the public safety, commercial, and government sectors. Indeed, we’re building closer relationships with our business partners, leading system integrators and distributors, who appreciate VUANCE’s strong competitive advantage: we’re the only company to offer this full range of products enabling the business partners to provide their clients with seamless, end-to-end solutions.”

Mr. Tuchman concluded, “With a solid business model on which to build, we are optimistic about 2008. We anticipate sales revenues of over $20 million this year. We will remain alert for organic growth and acquisition opportunities that can contribute to our forward momentum within target vertical markets. In addition, during the fourth quarter of 2007 we began implementing added cost controls, which will take effect during 2008 and assist VUANCE in achieving operational profitability by the end of 2008 and net profitability in future years.”

Investor Conference Call

VUANCE will host an investor conference call to discuss its fourth quarter and year ended 2007 operating results today, Thursday, March 27, 2008 at 10:00 AM Eastern Daylight Time (EDT) (16:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s fourth quarter and annual results.

To participate in the conference call, please call one of the following numbers five minutes before 10:00 AM EDT (16:00 Israel Time):
In Israel:   03-9180609
In the US (toll free): 1-888-407-2553
In the UK (toll free): 0-800-917-9141

A replay of the teleconference will be available for a one-week period from 14:00 EDT (20:00 Israel Time) on March 27, 2008 until 13:00 EDT on April 03, 2008. To access the replay, please call one of the following numbers:
In Israel:   03- 9255946
In the US (toll free): 1-888-254-7270
In the UK (toll free): 0-800-917-1246

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), onetime expenses and beneficial conversion feature and amortization of discount on convertible bonds and related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact

Jerry Cahn, Ph.D., J.D.
Target 3 Communications
Tel: 646-827-0009
Fax: 646-827-9009
Jerry@target3.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2007	2006
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,114	$2,444
Restricted cash deposit	3,172	859
Marketable securities	4,054	11,077
Trade receivables, net of allowance for doubtful accounts	2,463	2,625
Other accounts receivable and prepaid expenses	2,400	717
Inventories	566	270

Total current assets	14,769	17,992

INVESTMENTS AND LONG-TERM RECIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long term trade receivables	-	79
Severance pay fund	309	239

Total investments and long-term receivables	309	4,749

PROPERTY AND EQUIPMENT, NET	218	160

OTHER ASSETS
Goodwill	3,644	-
Intangibles assets and deferred charges	2,012	197
Total Other Assets	5,656	197

TOTAL ASSETS	$20,952	$23,098

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2007	2006
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$478	$668
Trade payables	1,498	823
Employees and payroll accruals	299	533
Accrued expenses and other liabilities	6,641	3,428

Total current liabilities	8,916	5,452

LONG-TERM LIABILITIES:
Convertible bonds	2,441	2,255
Long-term loan, net of current maturities	-	67
Accrued severance pay	362	323

Total long-term liabilities	2,803	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S EQUITY	9,233	15,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,952	$23,098

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited	Unaudited

Revenues	$12,961	$8,795	$4,074	$2,383
Cost of revenues	5,600	3,494	1,934	1,147

Gross profit	7,361	5,301	2,140	1,236

Operating expenses:
Research and development	1,716	1,362	812	356
Selling and marketing	9,041	5,619	2,947	2,030
General and administrative	3,192	2,737	935	902
Litigation settlement expenses	34	108	-	43

Total operating expenses	13,983	9,826	4,694	3,331

Capital gain from the sale of the e-ID Division	-	10,536	-	10,536

Operating income (loss)	(6,622)	6,011	(2,554)	8,441

Financial expenses, net	(4,652)	(204)	(3,508)	(120)
Other expenses, net	-	(367)	-	(372)

Income (Loss) before taxes on income	(11,274)	5,440	(6,062)	7,949

Taxes on income	(37)	-	(37)	-
Net Income (loss)	$(11,311)	$5,440	$(6,099)	$7,949

Basic earnings (loss) per share (1)	$(2.57)	$1.37	$(1.19)	$1.99
Diluted earnings (loss) per share (1)	$(2.57)	$1.32	$(1.19)	$1.90

Weighted average number of Ordinary shares used in computing basic earnings (loss) per share (1)	4,391,860	3,969,209	5,124,273	3,986,054
Weighted average number of Ordinary shares used in computing diluted earnings (loss) per share (1)	4,391,860	4,133,225	5,124,273	4,173,651

(1) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Year ended December 31, 2007			Year ended December 31, 2006
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
		Unaudited			Unaudited

Revenues	$12,961	-	$12,961	$8,795	-	$8,795
Cost of revenues	5,600	(5)(a)	5,595	3,494	-	3,494

Gross profit	7,361	5	7,366	5,301	-	5,301

Operating expenses:

Research and development	1,716	(399)(a)(b)	1,317	1,362	(31)(a)	1,331
Selling and marketing	9,041	(243)(a)(b)	8,798	5,619	(106)(a)	5,513
General and administrative	3,192	(667)(a)(c)	2,525	2,737	(224)(a)	2,513
Litigation settlement expenses	34	-	34	108	-	108

Total operating expenses	13,983	(1,309)(a)(b)(c)	12,674	9,826	(361)(a)	9,465
Capital gain from the sale of the e-ID Division	-	-	-	10,536	-	10,536

Operating Income ( loss)	(6,622)	1,314	(5,308)	6,011	361	6,372
Financial income (expenses), net	(4,652)	268(d)	(4,384)	(204)	30(d)	(174)
Other income (expenses), net	-	-	-	(367)	-	(367)

Income (Loss) before taxes on income	(11,274)	1,582	(9,692)	5,440	391	5,831
Taxes on income	(37)	-	(37)	-	-	-
Net Income (loss)	$(11,311)	$1,582	$(9,729)	$5,440	$391	$5,831

Basic earnings (loss) per share (e)	$(2.57)	$0.36	$(2.21)	$1.37	$0.10	$1.47
Diluted earnings (loss) per share (e)	$(2.57)	$0.36	$(2.21)	$1.32	$0.09	$1.41

Weighted average number of Ordinary shares used in computing basic earnings (loss) per share (e)	4,391,860	4,391,860	4,391,860	3,969,209	3,969,209	3,969,209
Weighted average number of Ordinary shares used in computing diluted earnings (loss) per share (e)	4,391,860	4,391,860	4,391,860	4,133,225	4,133,225	4,133,225

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	The effect of onetime provision for litigation-related expenses
(d)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(e)	A 1-for-5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended December 31, 2007				Three months ended December 31, 2006
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$4,074	-		$4,074	$2,383	-		$2,383
Cost of revenues	1,934	(3(a	))	1,931	1,147	-		1,147

Gross profit	2,140	3		2,143	1,236	-		1,236

Operating expenses:

Research and development	812	(257(a)(b	))	555	356	-		356
Selling and marketing	2,947	(108(a)(b	))	2,839	2,030	(72(a	))	1,958
General and administrative	935	(84(a)(c	))	851	902	(82(a	))	820
Litigation settlement expenses	-	-		-	43	-		43

Total operating expenses	4,694	(449(a)(b)(c	))	4,245	3,331	(154(a	))	3,177
Capital gain from the sale of the e-ID Division	-	-		-	10,536	-		10,536

Operating Income ( loss)	(2,554)	452		(2,102)	8,441	154		8,595
Financial income (expenses), net	(3,508)	9(c	)	(3,499)	(120)	30(c	)	(90)
Other income (expenses), net	-	-		-	(372)	-		(372)

Income (Loss) before taxes on income	(6,062)	461		(5,601)	$7,949	$184		$8,133
Taxes on income	(37)	-		(37)	-	-		-
Net Income (loss)	$(6,099)	$461		$(5,638)	$7,949	$184		$8,133

Basic earnings (loss) per share (d)	$(1.19)	$0.09		$(1.10)	$1.99	$0.05		$2.04
Diluted earnings (loss) per share (d)	$(1.19)	$0.09		$(1.10)	$1.90	$0.04		$1.94

Weighted average number of Ordinary shares used in computing basic earnings (loss) per share (d)	5,124,273	5,124,273		5,124,273	3,986,054	3,986,054		3,986,054
Weighted average number of Ordinary shares used in computing diluted earnings (loss) per share (d)	5,124,273	5,124,273		5,124,273	4,173,651	4,173,651		4,173,651

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(d)	A 1-for-5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited	Unaudited
Cash flows from operating activities:
Net Income (loss)	$(11,311)	$5,440	$(6,099)	$7,949
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	225	355	133	88
Increase (decrease) in accrued severance pay	(382)	128	(149)	55
Stock based compensation	1,072	361	321	154
Capital gain from the sale of the e-ID Division	-	(10,536)	-	(10,536)
Amortization of deferred charges	90	6	22	6
Amortization of discount on convertible bonds	268	30	85	30
Write down of loan regarding an investment in an affiliated company	-	275	-	275
Decrease (increase) in trade receivables	883	(1,442)	276	350
Decrease (increase) in other accounts receivable and prepaid expenses	(1,943)	254	(490)	90
Decrease (increase) in inventories	32	212	(16)	128
Increase (decrease) in trade payables	95	53	100	(129)
Increase (decrease) in employees and payroll accruals	(234)	211	36	120
Increase (decrease) in accrued expenses and other liabilities	2,433	1,586	(2,199)	405
Capital loss from sale of marketable securities	1,116	-	636	-
Loss on sale of property and equipment	58	8	49	8
Decrease in value of marketable securities, net	2,699	-	2,699	-
Exchange differences on principle of long-term loan	9	12	2	3
Net cash used in operating activities	(4,890)	(3,047)	(4,594)	(1,004)

Cash flows from investing activities:
Purchase of property and equipment	(116)	(93)	(35)	(1)
Purchase of subsidiary that was consolidated for the first time.*	(153)	-	-	-
Decrease (increase) in severance pay fund	278	(95)	106	(38)
Capitalization of software and intangible assets	(509)	-	-	-
Amounts carried to deferred charges	(52)	(163)	-	(163)
Proceeds from restricted cash deposits, net	(2,313)	229	(40)	67
Proceeds from marketable securities of municipal bond, net	-	650	350	-
Cash paid in respect of sale of the e-ID Division	-	(52)	-	(52)
Proceeds from sale of marketable securities of other company	7,639	-	2,916	-
Net cash provided by (used in) investing activities	4,774	476	3,297	(187)

Cash flows from financing activities:
Short-term bank credit, net	(336)	(307)	45	3
Long-term loan received	2,850	204	-	-
Proceeds from issuance of convertible bonds and warrants , net	-	3,139	-	3,139
Principal payment of long-term loan	(2,780)	(224)	(71)	(67)
Proceeds from exercise of options and warrants, net	82	92	30	54
Issuance of share capital through a private placement, net of issuance costs	(30)	(183)	(30)	(3)
Net cash provided by (used in) financing activities	(214)	2,721	(26)	3,126

Increase (decrease) in cash and cash equivalents	(330)	150	(1,323)	1,935
Cash and cash equivalents at the beginning of the period	2,444	2,294	3,437	509

Cash and cash equivalents at the end of the period	$2,114	$2,444	$2,114	$2,444

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited	Audited	Unaudited	Unaudited

Supplemental disclosure of cash flows information:

Sale of the e-ID Division
Assets and Liabilities of the division, at the date of sale:
Working Capital, net	-	2,073	-	2,073
Fixed assets, net	-	2,800	-	2,800
Intangible assets	-	47	-	47
Fair value of Marketable securities received as proceeds, net	-	(15,508)	-	(15,508)
Capital gain from the sale of the e-ID Division:	-	10,536	-	10,536
	$-	$(52)	$-	$(52)

Cash paid during the period for:
Interest	$146	$76	$20	$19
Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$-	$-	$-	$-
Issuing shares capital against redemption of note payable	$432	$-	$-	$-
Accrued expenses related to issuance of shares	$-	$19	$-	$-
Issuance of warrants to service provider	$-	$40	$-	$40

* Purchase of subsidiary that was consolidated for the first time:

Year ended December 31, 2007
Unaudited

Assets and Liabilities of the subsidiary for the purchase day:
Operating capital ( excluding cash and cash equivalents)	1,156
Property and equipment, net	(38)
Other assets	(1,531)
Goodwill that was formed at the purchase	(3,643)
Share capital	14
Additional paid-in capital	3,889
$(153)